Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

February 13, 2006

Via Federal Express

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christian T. Sandoe, Senior Counsel

Re:	Waterside Capital Corporation

Pre-Effective Amendment No. 1

File Nos. 333-130290 and 811-08387

Dear Mr. Sandoe:

On behalf of Waterside Capital Corporation (the “Fund”) and in response to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 12, 2006, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment No. 1 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Fund. We have also enclosed three red-lined versions of the Amendment for your review. For the sake of clarity, the organization of this response tracks the order of your January 12, 2006 letter. In addition, at the end of this letter, the Fund responds to certain accounting comments that were provided by the Staff in a recent telephone conference with the Fund’s counsel.

Prospectus Summary-Rights Offering of Preference Common Stock.

1. “The heading of this section includes the term ‘preference common stock’ while the balance of the registration statement uses the term common stock. Please explain the use of the term ‘preference’ in the heading of this section. In particular, please note whether the ‘preference common stock’ is different from the Fund’s common stock described throughout the registration statement and describe what preferences this common stock has to any other classes of securities issued by the Fund.”

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

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Securities and Exchange Commission

February 13, 2006

The Fund inadvertently included the word “preference” in its disclosure headed “Prospectus Summary – Offering of Preference Common Stock.” The Fund has removed the word “preference” to correct the error. The Fund’s common stock is the one class of equity outstanding.

Available Information (Page 5)

2. “This section states that the telephone for the Commission’s public reference room is 1-800-SEC-0330. Please modify this section to reflect that the telephone number has been changed to 202-551-8090.”

In response to the Staff’s comment, the Fund has modified the disclosure headed “Available Information” on page 5 of the Amendment to reflect that the telephone number for the SEC’s Public Reference Room is now (202) 551-8090.

Dilution (Page 6)

3. “Given the number of shares to be offered, the fact that the offering price of the securities will be based on the common stock’s market price and that the market price has historically traded at a significant discount to the Fund’s net asset value (recently, in excess of 64%), shareholders who do not subscribe to purchase shares in the offering will experience significant dilution if the Fund sells all of the shares registered. Please describe in this section the extent to which the Fund’s market price has historically traded at a discount to the Fund’s NAV, describe the relationship between the anticipated offering price and the Fund’s NAV and describe in a meaningful way the consequences of such dilution on shareholder who do not purchase shares in the offering (e.g., if the offering price was based on the average market price calculated as of the date of this prospectus, participation in the Fund’s future earning and voting rights would be diminished by     %). In addition, as the Fund has not identified any specific investments to be made with the proceeds of the offering, please disclose how the board of directors concluded that this offering would be in the best interests of the Fund and its shareholders given the potentially significant dilutive effect on shareholders who do not purchase shares in the offering.”

In response to the Staff’s comment, the Fund has revised the disclosure headed “Prospectus Summary – Dilution” on page 6 of the Amendment to read as follows:

“As a result of the terms of this offer, shareholders who do not fully exercise their Primary Rights will own, upon completion of this offer, a smaller proportional interest in us than they owned prior to the offer. A non-subscribing shareholder could potentially see a dilution in value due solely to nonsubscription of up to fifty percent (50%) if all offered shares are purchased in the offering. Our market price has historically traded at a discount. This discount has recently been in excess of sixty-seven percent (67%) of our net asset value. Given this discount, the fact that the offering price of the shares will be based on the market price of the shares and the fact that the number of shares may double, significant dilution is possible for non-subscribing shareholders. While the Fund has

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February 13, 2006

not identified any specific investments to be made with the proceeds of the offering, our Board of Directors has concluded that this offering is in our best interests and our shareholders’ best interests notwithstanding the potentially significant dilutive effect on non-subscribing shareholders because we believe that the capital raised through the offering will enable us to pursue investment opportunities that are compatible with our investment plans and will enable us to obtain financing sufficient to pursue those investment opportunities. See “Risk Factors – Risks Related to this Offering – If you do not fully exercise your primary right, you will experience dilution.”

Over-Subscription Privilege (Page 15)

4. “This section describes Over-Subscription Privilege. Please explain supplementally to us what the Fund will do if the shares are not sold, e.g., de-register them.”

In response to the Staff’s comments, the Fund has inserted the following sentence at the end of the section headed “Common Stock Rights Offering – Over-Subscription Privilege” on page 15 of the Amendment to read as follows:

“In the event the shareholders do not purchase all of the shares available in the offering prior to the Expiration Date, the Fund will de-register the unsubscribed shares.”

Fundamental Investment Policies (Page 31)

5. “The fourth bullet point states that the Fund is prohibited from concentrating more than 30% of its assets in securities of companies engaged primarily in the same industry. Please describe in this section whether the Fund will concentrate more than 25% of its assets in any industry or group of related industries. See Section 8(b)(1)(E) and 13(a)(3) of the Investment Company Act.”

In response to the Staff’s comment, the Fund has revised Part I, Item 2(d) on page i of the Amendment and the fourth bullet point on page 31 of the Amendment to read as follows:

“We are prohibited from concentrating more than twenty-five percent (25%) of the value of our assets, determined at the time an investment is made, exclusive of U.S. government securities, in securities issued by companies engaged primarily in the same industry.”

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February 13, 2006

Investment Valuation Policies (Page 34)

6. “The second sentence of the first paragraph states that the Fund has adopted the SBIC valuation policy of the SBA (Model Valuation Policy), as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations. Please revise this citation to reflect that the Model Valuation Policy is published in Title 13 of the Code of Federal Regulations. In addition, the twelfth and thirteenth sentences of the Determination of Net Asset Value section on page 32 state that investments are deemed to be ‘fair value’ if such values are determined by the Executive Committee in accordance with SBA valuation policy and that this requirement is consistent with the procedure for determining fair value contained in the Investment Company Act. Please explain to us how the Fund’s valuation policies as described in this section are consistent with Section 2(a)(41) of the Investment Company Act. See Division of Investment Management: December 1999 Letter to the ICI Regarding Valuation Issues (pub. Avail. Dec. 8, 1999).”

In response to the Staff’s comment, the Fund has revised:

•	the third sentence in the section headed “Our Company – Determination of Net Asset Value” on page 34 of the Amendment;

•	the second sentence in the section headed “Investment Valuation” on page F-12 of the Amendment; and

•	the second sentence in the section entitled “(3) Investments” on page F-23 of the Amendment to reflect that the Model Valuation Policy is published in Appendix III to Part 107 of Title 13 of the Code of Federal Regulations, rather than Title 12 of the Code of Federal Regulations.

In response to the Staff’s comment, the Fund has revised the third from the last sentence in the section headed “Our Company – Determination of Net Asset Value” on page 34 of the Amendment to read as follows:

“Pursuant to SBA regulations, investments are deemed to be “fair value” if such values are determined by our Board of Directors in accordance with SBA valuation policy.”

This revision, in fact, more clearly represents the process by which the Fund determines the fair value of its investments. As noted in Division of Investment Management: December 1999 Letter to the ICI Regarding Valuation Issues (pub. Avail. Dec. 8, 1999) (the “Letter”), the process for determining fair value of securities that are not publicly traded can be complex. In fact, in the Letter, the Staff indicated that there may be valid reasons to utilize a valuation committee to conduct much of the labor intensive work related to completing valuations. The Staff further indicated, however, that under circumstances where a fund utilizes a valuation committee, the full Board of Directors retains responsibility for the valuation process.

Securities and Exchange Commission

February 13, 2006

The Fund utilizes its Executive Committee as a form of valuation committee. Labor intensive valuation procedures are completed prior to submission to the full Board of Directors. Nonetheless, the Fund’s full Board of Directors analyzes and approves the valuation of each of the Fund’s investments on a quarterly basis. Despite the use of its Executive Committee, the Fund’s Board possesses all responsibility for valuation issues.

Indemnification (Page 43)

7. “The second sentence states that the Fund may indemnify its officers and directors to the fullest extent permitted by Virginia law. Please also disclose in this section that the Fund may not indemnify any officer or director for actions which are the result of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. See Section 17(i) of the Investment Company Act.”

While Virginia law does not permit indemnification in the case of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of an officer’s or director’s office, the Fund has nevertheless revised the second sentence in this section on page 43 of the Amendment to read as follows:

“These provisions enable us to indemnify these individuals to the fullest extent permitted by Virginia law; provided, however, that we are not permitted to indemnify any officer or director for actions which are the result of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, in accordance with Section 17(i) of the Investment Company Act of 1940, as amended.”

General Comments

8. “We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.”

The Fund acknowledges the Staff’s comment.

9. “If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.”

The Fund intends to omit the following information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A:

•	the record date (pages 1, 3 of the Amendment);

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February 13, 2006

•	the expiration date (pages 1, 2, 3, 4, 12, 13 of the Amendment);

•	the date of the prospectus (page 1 of the Amendment);

•	the subscription period (page 3 of the Amendment);

•	the announcement date of the offering (page 12 of the Amendment);

•	the closing price of the common stock on the announcement date (page 12 of the Amendment); and

•	the estimated subscription price (page 12 of the Amendment).

10. “Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.”

The Fund has not filed an exemptive application or no-action request in connection with the Amendment.

11. “Response to this letter should be the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.”

The Fund acknowledges the Staff’s comment.

12. “We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management is in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.”

The Fund acknowledges the Staff’s comment.

Additional Telephonic Comments of the Staff.

13. The Staff observed that the Schedule of Loans and Investments filed with the Fund’s June 30, 2005 annual report includes three (3) debt securities that, as of the date of the annual report, were not current. Specifically, the Schedule of Loans and Investments included two (2) Diversified Telecom notes with maturity dates of May 19, 2002 and October 13, 2003 and one EPM Development Systems note with a maturity date of May 29, 2004.

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February 13, 2006

Effective as of January 1, 2006, the Fund converted the two Diversified Telecom notes into equity instruments. Prior to such conversion, the Fund extended the terms of these notes on the same terms. The Fund has extended the term of the EPM Development Systems note from May 29, 2004 to May 29, 2006. This extension has been documented as a new promissory note the principal portion of which now includes prior unpaid interest.

14. The Staff asked the Fund to explain why individual interest rates for debt holdings were not disclosed on the individual debt holdings schedule contained in the Fund’s June 30, 2005 annual report.

The Fund prices all of its debt securities in a risk-rating matrix. The Fund believes that the terms of this matrix are confidential, and, after communicating with its independent accountants, it has previously elected not to report individual investment notes for competitive purposes. To address any concerns of the staff, the Fund proposes to report a summarized debt security interest rate in its next scheduled annual report.

15. The Staff noted that Footnote 1 concerning the Summary of Significant Accounting Policies, which specifically addressed the investment valuation paragraph, stated that the Fund generally values interest bearing securities at an amount not greater than cost. In light of this statement, the Staff requested an explanation as to why the Diversified Telecom, Inc. note dated May 19, 2002, which appeared to the Staff to have a fair value of $178,749, had a cost value listed of $131,238 in the Fund’s June 30, 2005 annual report.

In June 1999, the Fund purchased the Diversified Telecom note in question at a significant discount from an outside third party. The Fund did not obtain this note directly from Diversified Telecom. Subsequent to this purchase, the Fund has adjusted its fair value as the valuation of Diversified Telecom has increased.

16. The Staff requested additional information about the valuation of New Dominion Pictures, specifically comparing the periods June 30, 2004 to June 30, 2005. The Staff noted that the valuation of the securities increased from $250,000 as of June 30, 2004 to $2,002,000 as of June 30, 2005, while corresponding warrants for New Dominion Pictures, LLC did not increase in value during the same period. The Staff further questioned the reason the New Dominion Pictures, LLC warrants as of June 30, 2004 were valued at above cost, even though the equities were valued at cost at the same time.

The Fund has determined that, prior to June 30, 2005, it failed to classify the Fund’s investment in New Dominion Pictures, LLC preferred securities as preferred securities and allocated 100% of the unrealized appreciation in such company to the warrants also owned by the Fund. At June 30, 2004, the Fund should have reported the preferred securities with a cost basis of $250,000 and a fair value of $1,330,000. At June 30, 2004, the Fund should have reported the warrants with a

Securities and Exchange Commission

February 13, 2006

cost basis of $464,650 and a fair value of $2,708,000. Upon discovering the reporting discrepancy with the June 30, 2005 valuation, the Fund elected to not reclassify the amounts at June 30, 2004 due to their overall insignificance in the valuation process.

The Fund trusts that its responses to the Staff’s January 12, 2006 letter and its additional telephonic accounting comments address adequately the Commission’s comments and concerns. In the event that you have any questions regarding the Amendment, please do not hesitate to contact the undersigned. We look forward to completing this filing as soon as practicable.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Gerald T. McDonald, Chief Financial Officer

Enc:	Pre-Effective Amendment No. 1 to Form N-5